SONIC ENVIRONMENTAL SOLUTIONS INC.

     (Formerly ADR Global Enterprises Ltd.)

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

(Unaudited)

Sonic Environmental Solutions Inc.	Statement 1
(Formerly ADR Global Enterprises Ltd.)
(A Development Stage Company)
Interim Consolidated Balance Sheet
Canadian Funds
(Unaudited)

	September 30	December 31
ASSETS	2004	2003
Current
Cash and cash equivalents	$7,520,747	$7,179,652
Amounts receivable	428,809	151,121
Prepaid expenses	218,010	70,115
	8,167,566	7,400,888
Property, Plant and Equipment (Note 4)	804,391	274,818

Deferred Development Costs (Note 5)	949,819	589,161

Patents (Note 6)	16,405	17,809
	$9,938,181	$8,282,676

LIABILITIES
Current
Accounts payable	$460,254	$117,608
Accrued liabilities	104,000	54,864
Due to related parties	8,025	46,858
	572,279	219,330

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Notes 9 and 10)	12,637,896	9,780,457
Authorized:
100,000,000 common shares without par value
Issued, allotted and fully paid:
17,572,010 (2003 – 15,261,378)

Deficit Accumulated During the Development Stage - Statement 2	(3,271,994)	(1,717,111)
	9,365,902	8,063,346
	$9,938,181	$8,282,676

ON BEHALF OF THE BOARD:

“Adam Sumel”	, Director

“Douglas B. Forster”	, Director

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 2
(Formerly ADR Global Enterprises Ltd.)
(A Development Stage Company)
Interim Consolidated Statement of Shareholders’ Equity
Canadian Funds
(Unaudited)

	Common Shares
			Accumulated
	Number	Amount	Deficit	Total

Inception - February 4, 2000	-	$-	$-	$-
Private placement	1,500,000	150,000	-	150,000
Public offering	1,500,000	300,000	-	300,000
Shares issuance costs	-	(38,062)	-	(38,062)
Loss for the period	-	-	(63,123)	(63,123)

Balance - January 31, 2001	3,000,000	411,938	(63,123)	348,815
Exercise of warrants	75,000	15,000	-	15,000
Loss for the period - Statement 3	-	-	(186,338)	(186,338)

Balance - January 31, 2002	3,075,000	426,938	(249,461)	177,477
Private placement	4,400,000	2,200,000	-	2,200,000
Exercise of warrants	75,000	15,000	-	15,000
Acquisition of a subsidiary (Note 7)	2,997,135	5,375	-	5,375
Bridge loan share bonus	90,910	30,000	-	30,000
Shares issuance costs	-	(244,100)	-	(244,100)
Stock-based compensation	-	6,468	-	6,468
Loss for the period - Statement 3	-	-	(289,145)	(289,145)

Balance - January 31, 2003	10,638,045	2,439,681	(538,606)	1,901,075
Exercise of warrants	195,000	100,000	-	100,000
Exercise of options	11,333	5,650	-	5,650
Stock-based compensation	-	54,165	-	54,165
Loss for the period - Statement 3	-	-	(422,326)	(422,326)

Balance - July 31, 2003	10,844,378	2,599,496	(960,932)	1,638,564
Private placement	4,000,000	7,200,000	-	7,200,000
Exercise of warrants	315,000	315,000	-	315,000
Exercise of options	2,000	1,017	-	1,017
Acquisition of a subsidiary (Note 8)	100,000	1	-	1
Shares issuance costs	-	(611,268)	-	(611,268)
Stock-based compensation	-	276,211	-	276,211
Loss for the period - Statement 3	-	-	(756,179)	(756,179)

Balance - December 31, 2003	15,261,378	9,780,457	(1,717,111)	8,063,346
Exercise of warrants	2,273,465	2,300,387	-	2,300,387
Exercise of options	37,167	18,583	-	18,583
Stock-based compensation	-	538,469	-	538,469
Loss for the period - Statement 3	-	-	(1,554,883)	(1,554,883)

Balance – June 30, 2004 – Shares issued	17,572,010	$12,637,896	$(3,271,994)	$9,365,902

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 3
(A Development Stage Company)
Interim Consolidated Statement of Loss
Canadian Funds
(Unaudited)

	Nine months ended		Three months ended
	September 30,	October 31,	September 30,	October 31,
	2004	2003	2004	2003
Revenue
Operating revenue	$372,231	$29,169	$243,876	$29,169

Operating costs
Operating costs	282,662	17,868	223,034	17,868
	89,569	11,301	20,842	11,301
Expenses
Advertising	77,323	72,107	20,699	39,711
Automobile	45,701	17,937	17,167	6,572
Amortization of property, plant and equipment	15,569	8,352	5,395	4,365
Bank charges and interest	2,310	626	961	316
Consulting fees	58,828	70,392	13,515	26,952
Insurance	79,103	12,231	32,577	11,747
Legal and accounting	165,692	93,320	62,789	38,126
Office, postage and printing	91,523	29,207	31,801	11,941
Rent	54,182	25,303	18,849	14,928
Research and development	34,432	-	3,452	-
Salaries and wages	408,072	257,149	182,306	101,490
Salaries and wages - Stock compensation
(Note 10b)	484,968	95,582	249,689	41,417
Shareholder relations	20,686	7,714	2,460	1,975
Shareholder relations - Stock compensation
(Note 10b)	53,501	-	39,158	-
Telephone and utilities	34,754	18,058	12,580	9,097
Trade shows	28,910	-	-	-
Transfer agent, regulatory fees	18,732	14,110	6,327	3,199
Travel and promotion	88,645	56,278	37,167	34,182
	1,762,931	778,366	736,892	346,018
Loss before the undernoted	1,673,362	767,065	716,050	334,717
Interest income	(118,479)	(15,496)	(41,647)	(5,474)

Loss for the Period	1,554,883	751,569	674,403	329,243

Deficit – Beginning of period	1,717,111	538,607	2,597,591	960,933

Deficit – End of period	$3,271,994	$1,290,176	$3,271,994	$1,290,176

Loss per Share – Basic and Diluted	$(0.11)	$(0.10)	$(0.04)	$(0.04)

Weighted Average Number of Common Shares
Outstanding	14,281,056	7,803,082	15,386,541	7,891,145

- See Accompanying Notes –

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Interim Consolidated Statement of Cash Flows
Canadian Funds
(Unaudited)

	Nine months ended		Three months ended
	September 30,	October 31,	September 30,	October 31,
	2004	2003	2004	2003
Operating Activities
Loss for the period	$(1,554,883)	$(751,569)	$(674,403)	$(329,243)
Items not affecting cash:
Amortization of property, plant and equipment	15,569	8,352	5,395	4,365
Stock-based compensation	538,469	95,582	288,847	41,417
	(1,000,845)	(647,635)	(380,161)	(283,461)
Net changes in non-cash working capital
components:
Amounts receivable	(277,688)	(52,506)	(292,800)	(28,319)
Prepaid expenses	(147,895)	(69,015)	(77,137)	(61,449)
Accounts payable	342,646	(22,149)	361,032	74,915
Accrued liabilities	49,136	-	48,081	-
Due to related parties	(38,833)	(39,375)	(8,250)	(39,375)
	(1,073,479)	(830,680)	(349,235)	(337,689)

Investing Activities
Property, plant and equipment acquired	(545,142)	(77,266)	(390,309)	(37,191)
Patents	-	(7,469)	-	-
Deferred development costs	(359,254)	(114,258)	(60,644)	(40,095)
Net monetary assets of Contech	-	67,375	-	67,375
Acquisition of Contech		(28,000)	-	(28,000)
	(904,396)	(159,618)	(450,953)	(37,911)

Financing Activities
Cash received for shares	2,318,970	121,650	70,097	16,001

Net Increase (Decrease) in Cash and Cash
Equivalents	341,095	(868,648)	(730,091)	(359,599)

Cash and cash equivalents - Beginning of period	7,179,652	1,568,290	8,250,838	1,059,241

Cash and Cash Equivalents – End of Period	$7,520,747	$699,642	$7,520,747	$699,642

Supplemental Schedule of Non-Cash Transactions:

Amortization of patents capitalized as deferred
development costs	$1,404	$-	$468	$-

Stock-based compensation included in share capital	$538,469	$95,582	$288,847	$41,417

- See Accompanying Notes -

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2004
Canadian Funds
(Unaudited)

1.	Nature of Business

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate Polychlorinated Biphenyls (“PCB”) contaminated soils.

As at the date of these financial statements, the Company has not yet developed its technology to commercial production. The ability of the Company to realize the costs it has incurred to date on this technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company’s rights.

The fiscal year-end has been changed from January 31 to December 31 and therefore the comparative figures presented are for the six months ended July 31, 2003.

2.	Significant Accounting Policies

These interim consolidated statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim consolidated statements should be read in conjunction with the audited financial statements as at December 31, 2003.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SESI Systems Inc. and Contech PCB Containment Technology Inc. since the effective dates of their acquisition December 12, 2002 and August 1, 2003 respectively.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2004
Canadian Funds
(Unaudited)

4.	Property, Plant and Equipment

Details are as follows:

			Net Book	Net Book
			Value	Value
		Accumulated	September 30	December 31
	Cost	Depreciation	2004	2003

Computer equipment	$104,573	$37,123	$67,450	$34,119
Furniture and office equipment	65,039	32,459	32,580	20,422
Leasehold improvements	89,713	805	88,908	5,370
Vehicles	72,495	63,816	8,679	11,199
Machinery and equipment	185,906	59,790	126,116	120,317
Plant One	238,874		238,874	83,391
Plant Two	241,784	-	241,784
	$998,384	$193,993	$804,391	$274,818

5.	Deferred Development Costs

	December 31	Expenditures	September 30
	2003		2004
Acquisition costs
Legal	$213,083	$-	$213,083
Acquisition fees	11,640	-	11,640
Development costs
Amortization of patent costs	12,485	1,404	13,889
Construction - Plant One	51,371	52,526	103,897
Consulting	66,050	-	66,050
Consulting - Plant One	16,000	145,414	161,414
Commissioning, testing, supplies		24,020	24,020
Engineering - Plant One	31,674	29,680	61,354
Generator	31,068	3,860	34,928
Manufactured equipment	9,100	-	9,100
Patent maintenance fees	43,024	8,566	51,589
Rent	-	20,192	20,192
Salaries and wages	72,999	74,996	147,996
Technical review	30,667	-	30,667
	$589,161	$360,658	$949,819

To date no depreciation expense was recorded against deferred development costs as the Company has not yet reached the commercial usage stage.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2004
Canadian Funds
(Unaudited)

6.	Patents

The company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate Polychlorinated Biphenyls (“PCB”) contaminated soils.

Activities during the period are as follows:

September 30,
2004
Balance – Beginning of period	$17,809
Current period costs:
Less: Amortization of patent costs	1,404
Balance – End of period	$16,873

Summary is as follows:

Legal costs	$30,294
Less: Amortization of patent costs	(13,889)
$16,405

7.	Acquisition of SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents.

SESI had a net book value of $5,375 at that date, which amount has been assigned as the purchase price. The 2,997,135 common shares have been recorded at the $5,375 as if was a related party transaction. Details of SESI’s assets and liabilities on the date of acquisition are as follows:

Net assets acquired at assigned values
Cash	$(30)
Accounts payable	(23,371)
Deferred development costs	178,819
Due to Sonic Environmental Solutions Inc.	(150,043)
Issuance of shares as consideration for net assets acquired	$5,375

Deferred development costs relate to SESI’s costs accumulated to the date of the acquisition on the Sonic technology as well as Canadian and United States patents. These costs are the value recorded on the consolidated Company’s books for the deferred development costs. At the date of acquisition, management anticipated that a budget of $769,000 was required to take the technology to the proof of concept stage.

The amount due to SESI related to advanced by the Company to SESI for working capital.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2004
Canadian Funds
(Unaudited)

8.	Acquisition of Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired a 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company must pay $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid to date $27,000), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. A summary of the identifiable assets and liabilities of Contech as at August 1, 2003 are as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Current liabilities	(45,848)
$67,376

This is a related party transaction as a major Contech shareholder was also an officer of the Company. A value of $1 has been attributed to the shares issued, that being the excess of the fair book value of the identifiable assets less the cash consideration paid. Due diligence costs have been expensed as current period costs.

9.	Share Capital

	a)	Authorized: 100,000,000 common shares without par value.

	b)	Common shares and warrants are recorded in share capital for the gross proceeds received less any direct share issuance costs.

c)
On October 31, 2003, the Company issued, by private placement, 4,000,000 units at $1.80 per unit for gross proceeds of $7,200,000. Each unit consisted of one common share and one-half share purchase warrant. Each warrant entitles the holder to purchase one additional common share at $2.10 until October 31, 2005. The Company paid a commission fee of $540,000 and incurred $71,268 of additional share issuance costs. The Company also granted to the agent 400,000 warrants exercisable at $1.80 per share on or before October 31, 2005.

	d)	Options

i)
The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date. Options vest on the grant date.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2004
Canadian Funds
(Unaudited)

9.	Share Capital - Continued

	d)	Options – Continued

		ii)	A summary of the Company’s options at June 30, 2004 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	June 30
Price	2003	Granted	Exercised	Cancelled	2004	Expiry date
$0.20	300,000	-	-	-	300,000	November 29, 2005
$0.50*	561,667	-	(37,167)	-	524,500	December 12, 2007
$1.10	350,000	-	-	-	350,000	February 3, 2008
$1.45	150,000	-	-	-	150,000	April 8, 2005
$1.61		25,000	-	-	25,000	May 17, 2009
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	-	50,000	-	-	50,000	January 16, 2009
$2.40	-	250,000	-	-	250,000	June 8, 2009
$2.50	290,000	-	-	(255,000)	35,000	November 10, 2008
$2.95	-	200,000	-	-	200,000	July 16, 2009
$3.15	-	305,000	-	-	305,000	July 6, 2009
	2,051,667	830,000	(37,167)	(255,000)	2,589,500

Weighted average
exercise price	$1.14	$2.65	$0.50	$2.50	$1.55

* Subsequent to period end, 32,000 of these options were exercised.

Subsequent to period end, the Company granted to its officers and employees 140,000 options exercisable at $2.75 on or before October 9, 2009.

e)	Warrants

Details are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	June 30
Price	2003	Granted	Exercised	Cancelled	2004	Expiry date
$0.50	226,500	-	(226,500)	-	-	June 12, 2004
$1.00	1,880,000	-	(1,880,000)	-	-	June 12, 2004
$2.10	2,000,000	-	(22,000)	-	1,978,000	October 31, 2005
$1.80*	400,000	-	(144,965)	-	255,035	October 31, 2005
	4,506,500	-	(2,273,465)	-	2,233,035

Weighted average
exercise price	$1.53	-	$1.01	$ -	$2.06

* Subsequent to period-end, 3,500 of these warrants were exercised.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2004
Canadian Funds
(Unaudited)

9.	Share Capital - Continued

	f)	Escrow Shares

As at September 30, 2004 there are 3,790,043 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i)
There were 1,650,910 shares placed in escrow to be released as to 10% of these shares following the completion of the acquisition of SESI, and 15% every six months after that. The last release from escrow is expected on December 16, 2005. To date 908,002 shares have been released from escrow, leaving 742,908 in escrow at September 30, 2004.

ii)
An additional 2,997,135 shares were issued for the acquisition of SESI in 2002 and are held in escrow to be released every six months to 2008. Their release is also subject to a pooling agreement that allows shares to be released based upon revenues of a minimum of $500,000. All shares will be released when an accumulation of $3,000,000 in revenues have been attained within five years of the acquisition of SESI. The business purpose of the pooling agreement is to bind the parties involved in the pooling to the common goal of attaining revenue targets. No shares were released from escrow as at September 30, 2004.

iii)
There were also 100,000 of escrow shares issued for the acquisition of Contech, which are to be released as to 25,000 shares every six months from the closing date, with the last release by August 2005. During the period 50,000 shares were released from escrow leaving 50,000 in escrow at September 30, 2004.

10.	Stock Based Compensation

a)
For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

b)
Effective February 1, 2003, the Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method, which the Company records as an expense. The stock option compensation expense is calculated using the Black- Scholes Option Pricing Model with the following assumptions from the date of grant:

Risk-free interest rate	4%
Expected dividend yield	-
Expected stock price volatility	56%
Expected option life in years	4.75

Current period stock-based compensation amounted to $538,469. Out of this amount, $53,501 is included in the shareholder relations expense, and $484,968 is included in salaries and wages expense, with the offsetting entry to share capital.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2004
Canadian Funds
(Unaudited)

10	Stock Based Compensation - Continued

c)
Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

11	Related Party Transactions

	a)	Deferred development costs include salaries of $ 74,997 (October 31, 2003 - $74,997) that were paid to a director and officer.

	b)	During the current period, salaries and consulting fees of $ 147,700 (October 31, 2003 - $220,830) were paid or accrued to directors, officers and related entities for salaries and services.

	c)	During the period, 500,000 options were granted to directors and officers at prices from $2.30 to $2.95 with expiry dates from January 16, 2009 to July 16, 2009.

12	Income Taxes

The Company and its subsidiaries have incurred non-capital losses for tax purposes of approximately $2,038,000 which may be carried forward and used to reduce taxable income of future years. These losses expire as follows:

Amount
2007	$70,000
2008	193,000
2009	365,000
2010	780,000
2011	630,000
$2,038,000

The potential future tax benefits of these losses have not been recognized in these consolidated financial statements due to uncertainty of their realization.

13.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2004
Canadian Funds
(Unaudited)

14.	Commitments

a)
The Company has vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices comencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

Amount

2004	$8,907
2005	152,222
2006	152,222
2007	128,082
2008	121,096
2009	120,684
$686,183

b)
During the current period, the Company entered into a Cost-Sharing and Collaboration Agreement (the “agreement”) with Canmet Energy Technology Centre (“Canmet”), a division of Natural Resources Canada (“NRCan”). Earlier work by Canmet using Sonic’s low frequency sonic generator technology has suggested accelerated conditioning, pacification and carbonation of Circulating Fluidized Bed Combustion ashes. Canmet has developed and patented this process (primarily for coal fired power plants), which it believes can be enhanced by the use of Sonic’s Platform Technology and will work with the Company to achieve commercial success. The Company committed to pay $27,800 ($25,395 paid) towards completion of phase 1 of the evaluation process, which is expected to occur in the third quarter of the current fiscal year.

NRCan also granted the Company an option to execute an exclusive royalty bearing licence agreement. The option can be exercised by March 31, 2005. To exercise its option, the Company must pay a minimum advance royalty in the amount of $10,000, and $20,000 annually thereafter.

15.	Subsequent Events

a)
Subsequent to period-end, the Company granted up to 140,000 options at $2.75 for a period of five years expiring October 8, 2009. The Company has retained the services of Paul Austin for the position of Vice President – Marketing.

	b)	The Company issued 32,000 common shares for proceeds of $ 16,000 upon the exercise of options. The Company issued 3,500 common shares for proceeds of $6,300 upon the exercise of warrants.